SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 FINAL AMENDMENT

                      ADVANTAGE ADVISERS TROON FUND, L.L.C.
                                (Name of Issuer)

                      ADVANTAGE ADVISERS TROON FUND, L.L.C.
                      (Name of Person (s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                 Bryan McKigney
                      Advantage Advisers Troon Fund, L.L.C.
                                 200 Park Avenue
                                   24th Floor
                            New York, New York 10166
                                 (212) 667-4225

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                November 12, 2004
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

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Transaction Valuation:     $100,000,000 (a)   Amount of Filing Fee  $12,670 (b)
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(a) Calculated as the aggregate maximum purchase price for limited liability company interests.

(b)    Calculated at $126.70 per $1,000,000 of Transaction Valuation.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $12,670
Form or Registration No:  SCHEDULE TO, REGISTRATION NO. 005-53703
Filing Party:  ADVANTAGE ADVISERS TROON FUND, L.L.C.
Date Filed:  November 12, 2004, as amended December 13, 2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third-party tender offer subject to Rule 14d-1.

[x]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x].

          This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed November 12, 2004 by Advantage Advisers Troon Fund, L.L.C. (the "Fund") in connection with an initial offer to purchase up to $23,000,000 of interests in the Fund ("Interests") and Amendment No. 1 to the Statement (the "Amendment"), filed December 13, 2004, which included a Supplemental Offer to Purchase increasing the amount of the offer to $100,000,000 and extended the offering period until December 28, 2004, but otherwise being on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (the "Extended Offer"). Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on November 12, 2004. A copy of the Supplemental Offer to Purchase was included as Appendix A to the Amendment.

          This is the Final Amendment to the Statement and is being filed to report the results of the Extended Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Supplemental Offer to Purchase or Offer to Purchase, as applicable.

     The following information is furnished pursuant to Rule 13e-4(c)(4):

      1. The Extended Offer expired at 12:00 midnight, New York time, on December 28, 2004.

      2. The Valuation Date of the Interests tendered pursuant to the Extended Offer was December 31, 2004.

      3. $37,577,936.39 in Interests were validly tendered and not withdrawn prior to the expiration of the Extended Offer, and all of those Interests were accepted for purchase by the Partnership in accordance with the terms of the Extended Offer.



                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          ADVANTAGE ADVISERS TROON FUND, L.L.C.

                                               By: /s/ Bryan McKigney
                                                  -----------------------------
                                                  Name:   Bryan McKigney
                                                  Title:  Authorized Signatory

January 12, 2005